03018970

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC — 0001099391

Exact name of Registrant as Specified in Charter Number — Registrant CIK

Form 8-K for March 25, 2002 GMACM Home Equity Loan-Backed Notes, Series 2003-HE2 — 333-86786

SEC File Number, if available

Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part (give period of report)

SEC MAIL PROCESSING
RECEIVED
MAR 27 2003
WASH. D.C. 181 SECTION

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAR 31 2003
THOMSON FINANCIAL

**IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Bear, Stearns & Co. Inc. Computational Materials | P* |
| 99.2 | Lehman Brothers Inc. Computational Materials | P* |

* The Computational Materials have been filed on paper pursuant to Rule 311(i) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE
PRODUCTS, INC.

By: 
Name:
Title:

Dated: March 24, 2003

13050386 02041972

**EXHIBIT 99.1**
(attached hereto)

Bear, Stearns & Co. Inc.
rportnoy

# RON-GM30D
## Sensitivity



**Settle Date: 3/26/2003 US Dollar Swap Curve Date: 3/11/2003**

**Tranche: IO (IO)**

| Price | P100 ACPR<br>1.27000<br>0.000<br>0<br>10% | 20.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 30.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 40.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 50.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 60.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 65.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 70.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 75.00% CPR<br>1.27000<br>0.000<br>0<br>10% | 80.00% CPR<br>1.27000<br>0.000<br>0<br>10% | PREPAY<br>1M_LIB<br>CALL_PCT<br>OPT_CALL<br>CALL |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 12.773010 | 3.75 | 3.75 | 3.75 | 3.75 | 3.75 | 1.62 | -5.64 | -14.97 | -27.73 | -44.85 | Yield |
| | 1.11 | 1.11 | 1.11 | 1.11 | 1.11 | 1.10 | 1.07 | 1.05 | 1.03 | 1.03 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# EXHIBIT 99.2

(attached hereto)

# GMAC Mortgage

## $[634,646,000] (Approximate)

Subject to a +/- 10% variance

## Home Equity Loan-Backed Notes
## Series 2003-HE2

FGIC Financial Guaranty Insurance Company
A GE Capital Company

Credit Enhancer

Residential Asset Mortgage Products, Inc. (Depositor)
GMAC Mortgage Corporation (Seller and Servicer)
GMACM Home Equity Loan Trust 2003-HE2 (Issuer)



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

1 of 21

# GMACM Home Equity Loan Trust 2003-HE2

## *$[634,646,000] (Approximate)*

| | |
|---|---|
| **Issuer:** | GMACM Home Equity Loan Trust 2003-HE2. |
| **Offered Securities:** | GMACM Home Equity Loan-Backed Term Notes, Series 2003-HE2. |
| **Depositor:** | Residential Asset Mortgage Products, Inc. |
| **Seller and Servicer:** | GMAC Mortgage Corporation ("GMACM"), a Pennsylvania corporation, originated or acquired most of the mortgage loans. The remainder of the mortgage loans were originated or acquired by GMAC Bank, a federal savings bank and an affiliate of GMACM. GMACM will be the seller of some of the initial mortgage loans and some of the subsequent mortgage loans. The remainder of the initial mortgage loans and some of the subsequent mortgage loans will be sold to the depositor by a trust established by an affiliate of GMACM, which in turn acquired the mortgage loans from GMACM. GMACM will also be the servicer of the mortgage loans. The Servicer will be obligated to service the mortgage loans pursuant to the servicing agreement to be dated as of the closing date, among the servicer, the issuer and the indenture trustee. |
| **Indenture Trustee:** | Wells Fargo Bank Minnesota, N.A. (the "Indenture Trustee"). |
| **Owner Trustee:** | Wilmington Trust Company. |
| **Credit Enhancer:** | Financial Guaranty Insurance Company ("FGIC", or the "Credit Enhancer"). |
| **Lead Underwriter:** | Bear, Stearns & Co. Inc. (sole underwriter for Class A-IO) |
| **Co-Underwriters:** | GMAC Commercial Holding Capital Markets Corp., Lehman Brothers and RBS Greenwich Capital. |
| **Cut-off Date:** | March 1, 2003. |
| **Closing Date:** | March [26], 2003. |
| **The Notes:** | Approximately $[634,646,000] Home Equity Loan-Backed Term Notes, Series 2003-HE2, are being offered (the "Notes"). The |



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

notes will be issued pursuant to an indenture to be dated as of March [26], 2003, between the Issuer and the Indenture Trustee.

**Characteristics of the Notes** [(a),(b),(c),(d)]

| Offered Securities | Initial Note Balance | Coupon | Avg Life to Call (years) | Principal Lockout (months) | Principal Window (months) | Final Sch. Maturity Date (g)(h) | Ratings (Moody's/S&P) |
|---|---|---|---|---|---|---|---|
| Class A-1 notes | $[366,447,000] | Floating (e)(f) | [1.00] | None | [24] | [12/25/15] | Aaa / AAA |
| Class A-2 notes | $[161,627,000] | Fixed (e) | [3.00] | [23] | [32] | [6/25/25] | Aaa / AAA |
| Class A-3 notes | $[20,875,000] | Fixed (e) | [5.00] | [54] | [12] | [10/25/26] | Aaa / AAA |
| Class A-4 notes | $[22,233,000] | Fixed (c)(e) | [5.50] | [65] | [1] | [4/25/33] | Aaa / AAA |
| Class A-5 notes | $[63,464,000] | Fixed (c)(e) | [5.00] | [36] | [30] | [4/25/33] | Aaa / AAA |
| Class A-IO notes | $[84,000,000] (i) | Fixed (j) | n/a | n/a | n/a | [9/25/05] | Aaa / AAA |
| **Total notes** | **$[634,646,000]** | | | | | | |

(a) Subject to a 5% variance.

(b) 100% P&I guarantee by FGIC.

(c) The notes are priced to 10% clean-up call. The coupon on the [Class A-4 notes and Class A-5] notes will increase by 0.50% per annum if the 10% clean-up call is not exercised.

(d) Prepayment Assumption is a ramp of 12% to 35% CPR for months 1-12; 35% CPR for months 13-24; 35% to 30% CPR for months 25-36; and 30% CPR for months 37 and greater. The Pricing Speed will be 100% of that ramp.

(e) The note rates for the [Class A-1 notes through Class A-5 notes] are subject to a cap equal to the weighted average of the net loan rates on the mortgage loans, adjusted for the interest payable on the Class A-IO notes.

(f) For the Class A-1 notes, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the net wac cap described in Note (e) above and (iii) [12.00]% per annum, based on an actual/360 day count.

(g) For the Class A-1 notes, Class A-2 notes and Class A-3 notes, it was assumed that no losses, delinquencies or prepayments occur on the mortgage loans and that the required overcollateralization amount is $0. For the Class A-4 notes and Class A-5 notes, it was assumed that the final scheduled maturity date would be the payment date in the sixth month following the maturity date of the mortgage loan with the latest maturity date. For the Class A-IO notes, the final scheduled maturity refers to the final payment of interest, as this class is not entitled to principal.

(h) Due to losses and prepayments on the mortgage loans, the actual final payment date on each class of notes may occur substantially earlier or, except for the Class A-4 notes, Class A-5 notes and Class A-IO notes, later than the dates listed above.

(i) Notional balance: as described in the definition of Notional Amount set forth below.

(j) [7.00]% per annum, payable monthly, until the 30th payment date; thereafter 0.00% per annum.

**Offering:** The notes will be issued publicly from the Depositor's shelf registration.

**Form of Registration:** Book-entry form, same day funds through DTC and Euroclear.

**The Trust:** The depositor will establish the GMACM Home Equity Loan Trust 2003-HE2, a Delaware business trust, to issue the notes. The assets of the trust will include the mortgage loans and related assets. In addition to the mortgage loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts, including the pre-funding account and other collections on the mortgage loans. The trust will also include a financial guarantee insurance policy provided by the



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Credit Enhancer, which will guarantee certain payments on the notes.

Payments of interest and principal on the notes will be made from payments received in connection with the mortgage loans and the financial guarantee insurance policy to the extent described herein.

**The Mortgage Loan Pool:**

Unless we indicate otherwise, the statistical information we present in these computational materials is approximate and reflects the initial pool of mortgage loans as of the cut-off date. The initial pool of mortgage loans will consist of closed-end, fixed rate, home equity loans expected to have an aggregate outstanding principal balance as of the cut-off date of $[475,985,178.50].

Approximately [84.50]% of the initial mortgage loans (by aggregate principal balance as of the cut-off date) are secured by second mortgages or deeds of trust and the remainder are secured by first mortgages or deeds of trust. The initial mortgage loans provide for substantially equal payments in an amount sufficient to amortize the principal balance of the mortgage loans over their terms, except for some of the initial mortgage loans which have balloon amounts due at maturity.

**Pre-funding Feature:**

On the closing date, approximately $[158,660,821.50] will be deposited into an account designated the "pre-funding account". This amount will be funded from the proceeds of the sale of the notes. During the pre-funding period, funds on deposit in the pre-funding account will be used by the issuer to buy mortgage loans from the sellers from time to time.

The pre-funding period will be the period from the closing date to the earliest of (i) the date on which the amount on deposit in the pre-funding account is less than $50,000, (ii) June [24], 2003 and (iii) the occurrence of a servicer default under the servicing agreement.

The mortgage loans sold to the trust after the closing date will conform to certain specified characteristics.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Amounts on deposit in the pre-funding account will be invested in permitted investments as specified in the Indenture. Any amounts remaining in the pre-funding account at the end of the pre-funding period will be used to make principal payments on the notes other than the Class A-IO notes.

**Capitalized Interest Account:** On the closing date, if required by the enhancer, part of the proceeds of the sale of the notes will be deposited into an account designated the "capitalized interest account," which will be held by the indenture trustee. Amounts on deposit in the capitalized interest account will be withdrawn on each payment date during the pre-funding period to cover any shortfall in interest payments on the notes due to the pre-funding feature during the pre-funding period. Any amounts remaining in the capitalized interest account at the end of the pre-funding period will be paid to GMACM.

**Prepayment Pricing Speed Assumption:** The base case prepayment assumption is set forth in the table below. This transaction will price at 100% of the base case prepayment assumption.

| Prepayment Speed (CPR) | Months |
|---|---|
| 12% to 35% ramp | 1 to 12 |
| 35% | 13 to 24 |
| 35% to 30% ramp | 25 to 36 |
| 30% | 37 and greater |

**Payment Date:** The 25th day of each month, or, if that day is not a business day, the next business day, beginning on April 25, 2003.

**Payment Delay:** With respect to the Class A-2, Class A- 3, Class A- 4, Class A-5 and Class A-IO notes, 24 days. With respect to the Class A-1 notes, 0 days.

**Note Rate:** The Class A-1 note rate will be equal to the least of (a) 1-month LIBOR + [ ]% per annum, (b) the Net WAC Cap Rate and (c) [12.00]% per annum.

Interest will accrue on the Class A-1 notes from and including the preceding payment date (or from the closing date in the case of the first payment date) to and including the day prior to the then current payment date at their respective note rate based on



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

the actual number of days elapsed during the accrual period and an assumed year of 360 days.

Interest will accrue on the Class A-2, Class A-3, Class A-4, Class A-5 and Class A-IO notes at a fixed rate during the month prior to the month of the related payment date (or from the cut-off date to the end of such month in the case of the first payment date) based on an assumed year of 360 days, consisting of 12 30-day months.

The Note Rates for the [Class A-1 through Class A-5 notes] are subject to the Net WAC Cap Rate.

**Net Mortgage Rate:** With respect to any mortgage loan, the per annum mortgage rate thereon minus (i) the per annum rates at which the servicing fee is paid and (ii) the rate at which the premium for the certificate guaranty insurance policy is paid; provided, that for purposes of this calculation, the rate at which the premium for the certificate guaranty insurance policy is paid shall be multiplied by a fraction equal to (x) the principal balance of the notes over (y) the aggregate principal balance of the mortgage loans.

**Net WAC Cap Rate:** The Net WAC Cap Rate, with respect to any payment date, will be equal to the weighted average of the Net Mortgage Rate in effect for such payment date, adjusted for the interest payable on the Class A-IO notes. The Net WAC Cap Rate for the Class A-1 notes will be further adjusted to reflect an actual/360-day basis interest accrual.

**Payments on the Notes:** On each monthly payment date, the indenture trustee will make distributions to noteholders. The amounts available for distribution will include:

- collections of monthly payments of principal and interest on the mortgage loans, including prepayments and other unscheduled collections

*plus*

- amounts from any draws on the policy,

*minus*

- fees and expenses of the trust.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Payments to noteholders will be made from amounts available for distribution in the following order:

- To pay to the credit enhancer the accrued and unpaid premium for the policy and any previously unpaid premiums, with interest thereon;
- To pay accrued and unpaid interest due on the notes, pro rata;
- To pay principal on the notes, other than the Class A-IO notes, in an amount equal to the principal collection distribution amount for such payment date;
- To pay principal on the notes, other than the Class A-IO notes, in an amount equal to the liquidation loss distribution amounts for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date;
- To reimburse the credit enhancer for unreimbursed draws on the policy, with interest thereon;
- To the extent of remaining available funds, to pay as additional principal on the notes, other than the Class A-IO notes, [on and after the payment date in October 2003,] any amount necessary to increase the amount of overcollateralization to the required overcollateralization level;
- To pay the credit enhancer any other amounts owed to it pursuant to the insurance agreement, with interest thereon;
- To pay any amount of interest shortfalls arising on such payment date due to the weighted average net loan rate cap on the note rate for any class limited by such cap;
- To pay any amount of interest shortfalls due to the weighted average net loan rate cap on the note rate for any class previously unpaid from any previous payment date, with interest thereon;
- To pay the indenture trustee any unpaid expenses and other



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

reimbursable amounts owed to the indenture trustee; and

- To pay any remaining amount to the certificates.

**Principal Payments:** Payments of principal are allocated first to the Class A-5 notes in the amount of the Class A-5 Lockout Distribution Amount and then to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 notes sequentially in such order until the outstanding principal balance of each such Class has been reduced to zero.

**Notional Amount:** With respect to the Class A-IO Certificates immediately prior to any payment date, the lesser of: (a) the then outstanding pool balance and (b) the applicable amount set forth below:

| Payment Date | Notional Amount |
|---|---|
| April 2003 through September 2003 | $84,000,000 |
| October 2003 through March 2004 | $76,000,000 |
| April 2004 through September 2004 | $68,000,000 |
| October 2004 through March 2005 | $56,000,000 |
| April 2005 through September 2005 | $48,000,000 |

**Class A-5 Lockout Distribution Amount:** For any monthly payment date, the product of (x) the Class A-5 Lockout Percentage for that monthly payment date and (y) the Class A-5 Pro Rata Distribution Amount for that monthly payment date.

**Class A-5 Lockout Percentage:** For each monthly payment date, the applicable percentage set forth below:

| Payment Date | Lockout Percentage |
|---|---|
| April 2003 through March 2006 | 0% |
| April 2006 through March 2008 | 45% |
| April 2008 through March 2009 | 80% |
| April 2009 through March 2010 | 100% |
| April 2010 and thereafter | 300% |

**Class A-5 Pro Rata Distribution Amount:** For any monthly payment date, an amount equal to the product of (x) a fraction, the numerator of which is the principal balance of the Class A-5 notes immediately prior to that monthly payment date and the denominator of which is the aggregate principal balance of the notes (not including the notional balance of the



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A-IO notes) immediately prior to that monthly payment date and (y) the principal distribution amount for that monthly payment date.

**Credit Enhancement:**

The credit enhancement provided for the benefit of the noteholders will consist of:

- excess interest;
- overcollateralization; and
- the financial guaranty insurance policy.

*Excess Interest.* The weighted average mortgage loan rate is generally expected to be higher than the sum of (a) the servicing fee, (b) the weighted average note rate and (c) the credit enhancer premium. On each payment date, excess interest generated during the related collection period will be available to cover losses and build overcollateralization on such payment date.

*Overcollateralization*: After the sixth monthly payment date, excess interest will be applied, to the extent available, to make accelerated payments of principal to the securities then entitled to receive payments of principal. Such application will cause the aggregate principal balance of the notes to amortize more rapidly than the mortgage loans, resulting in overcollateralization. Prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to at least [1.25]% of the original Pool Balance (including amounts in the pre-funding account as of the closing date). On and after the Stepdown Date, the "Required Overcollateralization Amount" will be equal to the product of a formula specified in the Indenture which generally will depend upon the performance of the mortgage loans.

*Note Insurance Policy:* The credit enhancer will unconditionally and irrevocably guarantee: (a) the timely payment of interest, (b) the amount of any losses not covered by excess interest or overcollateralization, and (c) the payment of principal due on the notes on the applicable final scheduled maturity date. The insurance policy is not cancelable for any reason.

**Stepdown Date:**

The Stepdown Date is the payment date (subject to the satisfaction of certain loss criteria) occurring on the later of:




This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

| | |
|---|---|
| | (1) the Payment Date in October 2005 (i.e. on the 31st Payment Date); and<br>(2) the first Payment Date on which the current Pool Balance has been reduced to an amount equal to 50% of the original Pool Balance (including amounts in the pre-funding account as of the closing date). |
| **Servicing Fee:** | The primary compensation to be paid to the Servicer in respect of its servicing activities will be [0.50]% per annum, payable monthly. |
| **Advancing:** | There is generally no required advancing of delinquent principal or interest by the Servicer, the Trustees, the credit enhancer or any other entity provided, however, that the Servicer may advance interest at their discretion and shall be entitled to reimbursement for such advances pursuant to the Indenture. |
| **Optional Redemption:** | A principal payment may be made to redeem the notes upon the exercise by the servicer of its option to purchase the mortgage loans in the Trust after the aggregate principal balance of the mortgage loans is reduced to an amount less than 10% of the initial aggregate principal balance of the mortgage loans plus the initial amount deposited in the pre-funding account. The purchase price payable by the servicer for the mortgage loans will be the sum of:<br>• the aggregate outstanding principal balance of the mortgage loans, and the fair market value of real estate acquired by foreclosure, plus accrued and unpaid interest thereon at the weighted average of the net loan rates of the mortgage loans through the day preceding the payment date of this purchase; and<br>• all amounts due and owing the enhancer. |
| **Tax Status:** | The notes will represent ownership of regular interests in a real estate mortgage investment conduit and will be treated as representing ownership of debt for federal income tax purposes. For federal income tax purposes, each class of Class R certificates will be the sole residual interest in a real estate mortgage investment conduit. |



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

| | |
|---|---|
| **ERISA Eligibility:** | The notes may be purchased by employee benefit plans that are subject to ERISA. |
| **SMMEA Treatment:** | The notes will not constitute "mortgage related securities" for purposes of SMMEA. |
| **Risk Factors:** | The Prospectus Supplement includes certain risk factors that should be considered in connection with the purchase of the notes. |



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## COLLATERAL SUMMARY

*Initial Mortgage Loans*

(as of the Cut-Off Date)

| | Initial Mortgage Loans |
|---|---|
| **Cut-Off Date** | 3/1/03 |
| **Total Outstanding Balance:** | $475,985,178.50 |
| **Number of Loans:** | 13,404 |
| **Average Remaining Balance:** | $35,510.68 (range: $2,263.13 - $309,848.07) |
| **WA Mortgage Loan Rate:** | 7.807% (range: 4.500% - 13.250%) |
| **Original Weighted Average Term:** | 203 months |
| **Remaining Weighted Average Term:** | 201 months |
| **Lien Position:** | 84.50% second, 15.50% first. |
| **WA CLTV Ratio:** | 74.86% (range: 3.57% - 100.00%) |
| **WA FICO Score:** | 702 |
| **WA DTI Ratio:** | 37.55% |
| **WA Junior Ratio:** | 24.13% |
| **Documentation (>1%):** | 96.45% standard,<br>2.06% family first direct,<br>1.49% other. |
| **Loan Purpose:** | 53.08% debt consolidation,<br>28.95% cash out,<br>5.96% rate and term refinance,<br>5.74% purchase,<br>4.20% home improvement,<br>2.07% other. |
| **Property Type:** | 83.85% single family,<br>8.30% planned unit development,<br>6.10% condominium,<br>1.16% two to four family,<br>0.59% manufactured housing. |
| **Owner Occupancy:** | 99.44% owner occupied, 0.56% second home. |
| **Geographic Distribution** (states >= 5.00%) | CA (35.32%), NY (6.18%), FL (6.17%), TX (5.26%). |



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Initial Mortgage Loans Characteristics

Set forth below is a description of certain characteristics of the initial aggregate HELs as of the cut-off date. Unless otherwise specified, all principal balances of the initial aggregate HELs are as of the cut-off date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the cut-off date (except as indicated otherwise).

### Property Type

| Property Type | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| Single Family | 11,200 | $399,118,223.04 | 83.85% |
| Planned Unit Development | 1,064 | 39,524,100.98 | 8.30 |
| Condominium | 898 | 29,041,697.58 | 6.10 |
| Two to Four Family | 146 | 5,510,040.30 | 1.16 |
| Manufactured Housing | 96 | 2,791,116.60 | 0.59 |
| Total | 13,404 | $475,985,178.50 | 100.00% |

### Principal Balances

| Range of Principal Balances | | | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|
| $0.01 | to | $25,000.00 | 5,328 | $102,504,780.91 | 21.54% |
| $25,000.01 | to | $50,000.00 | 5,982 | 220,546,436.42 | 46.33 |
| $50,000.01 | to | $75,000.00 | 1,452 | 89,149,637.69 | 18.73 |
| $75,000.01 | to | $100,000.00 | 499 | 43,720,674.27 | 9.19 |
| $100,000.01 | to | $125,000.00 | 57 | 6,377,898.88 | 1.34 |
| $125,000.01 | to | $150,000.00 | 61 | 8,495,877.35 | 1.78 |
| $150,000.01 | to | $175,000.00 | 7 | 1,156,007.44 | 0.24 |
| $175,000.01 | to | $200,000.00 | 10 | 1,915,009.01 | 0.40 |
| $200,000.01 | to | $225,000.00 | 2 | 444,445.19 | 0.09 |
| $225,000.01 | to | $250,000.00 | 2 | 496,699.63 | 0.10 |
| $250,000.01 | to | $275,000.00 | 1 | 270,000.00 | 0.06 |
| $275,000.01 | to | $300,000.00 | 2 | 597,863.64 | 0.13 |
| $300,000.01 | to | $400,000.00 | 1 | 309,848.07 | 0.07 |
| | | Total | 13,404 | $475,985,178.50 | 100.00% |

The average principal balance of the initial aggregate HELs as of the cut-off date is approximately $35,510.68.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Combined Loan-to-Value Ratios

| Range of Combined Loan-to-Value Ratios (%) | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| 0.01% to 40.00% | 1,117 | $40,167,226.95 | 8.44% |
| 40.01% to 50.00% | 470 | 17,810,551.31 | 3.74 |
| 50.01% to 60.00% | 756 | 29,337,637.63 | 6.16 |
| 60.01% to 70.00% | 1,239 | 47,472,937.80 | 9.97 |
| 70.01% to 80.00% | 3,070 | 115,734,070.49 | 24.31 |
| 80.01% to 90.00% | 4,473 | 146,449,951.81 | 30.77 |
| 90.01% to 100.00% | 2,279 | 79,012,802.51 | 16.60 |
| **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

The minimum and maximum combined loan-to-value ratios of the initial aggregate HELs as of the cut-off date are approximately 3.57% and 100.00%, respectively, and the weighted average combined loan-to-value ratio of the initial aggregate HELs as of the cut-off date is approximately 74.86%.

## Geographical Distributions

| Location | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| California | 4,226 | $168,128,594.00 | 35.32% |
| New York | 705 | 29,428,575.75 | 6.18 |
| Florida | 922 | 29,345,437.71 | 6.17 |
| Texas | 667 | 25,053,589.51 | 5.26 |
| New Jersey | 661 | 23,662,449.55 | 4.97 |
| Pennsylvania | 543 | 18,790,356.30 | 3.95 |
| Michigan | 544 | 16,443,478.44 | 3.45 |
| Virginia | 393 | 14,568,577.35 | 3.06 |
| Arizona | 346 | 10,730,203.66 | 2.25 |
| Illinois | 309 | 9,861,548.86 | 2.07 |
| Other | 4,088 | 129,972,367.37 | 27.31 |
| **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

"Other" includes states and the District of Columbia with under 2.00% concentrations individually.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Junior Ratios(1)(2)(3)

| Range of Junior Ratios (%) | | | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|
| 0.000% | to | 5.000% | 75 | $993,171.08 | 0.25% |
| 5.001% | to | 10.000% | 1,292 | 25,797,084.32 | 6.41 |
| 10.001% | to | 15.000% | 2,939 | 77,565,336.52 | 19.29 |
| 15.001% | to | 20.000% | 2,724 | 90,171,086.49 | 22.42 |
| 20.001% | to | 25.000% | 1,660 | 66,228,063.79 | 16.47 |
| 25.001% | to | 30.000% | 1,042 | 43,536,277.66 | 10.82 |
| 30.001% | to | 35.000% | 646 | 30,007,133.71 | 7.46 |
| 35.001% | to | 40.000% | 418 | 21,140,272.40 | 5.26 |
| 40.001% | to | 45.000% | 278 | 14,813,459.54 | 3.68 |
| 45.001% | to | 50.000% | 165 | 8,370,184.22 | 2.08 |
| 50.001% | to | 55.000% | 121 | 5,973,229.12 | 1.49 |
| 55.001% | to | 60.000% | 88 | 4,189,663.69 | 1.04 |
| 60.001% | to | 65.000% | 62 | 4,315,451.40 | 1.07 |
| 65.001% | to | 70.000% | 51 | 2,765,701.56 | 0.69 |
| 70.001% | to | 75.000% | 36 | 2,179,302.98 | 0.54 |
| 75.001% | to | 80.000% | 19 | 1,068,465.45 | 0.27 |
| 80.001% | to | 85.000% | 21 | 1,244,148.08 | 0.31 |
| 85.001% | to | 90.000% | 12 | 884,007.11 | 0.22 |
| 90.001% | to | 95.000% | 14 | 765,960.58 | 0.19 |
| 95.001% | to | 100.000% | 4 | 183,232.32 | 0.05 |
| | | **Total** | **11,667** | **$402,191,232.02** | **100.00%** |

(1) The junior ratio of a mortgage loan is the ratio (expressed as a percentage) of the outstanding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(2) The weighted average junior ratio of the initial aggregate HELs secured by second liens as of the cut-off date is approximately 24.13%.

(3) Includes only the initial aggregate HELs secured by second liens.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Loan Rates

| Range of Loan Rates (%) | | | | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|---|
| 4.001% | to | 5.000% | | 6 | $54,971.54 | 0.01% |
| 5.001% | to | 6.000% | | 61 | 2,181,107.72 | 0.46 |
| 6.001% | to | 7.000% | | 3,511 | 135,978,560.74 | 28.57 |
| 7.001% | to | 8.000% | | 5,313 | 196,854,514.05 | 41.36 |
| 8.001% | to | 9.000% | | 2,342 | 75,690,667.65 | 15.90 |
| 9.001% | to | 10.000% | | 993 | 31,146,065.83 | 6.54 |
| 10.001% | to | 11.000% | | 671 | 19,611,003.83 | 4.12 |
| 11.001% | to | 12.000% | | 407 | 12,267,920.81 | 2.58 |
| 12.001% | to | 13.000% | | 99 | 2,186,003.58 | 0.46 |
| 13.001% | to | 14.000% | | 1 | 14,362.75 | 0.00 |
| | | | **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

The weighted average loan rate of the initial aggregate HELs as of the cut-off date is approximately 7.807%.

## Months Remaining to Scheduled Maturity

| Range of Remaining Term | | | | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|---|
| 0 | to | 60 | | 551 | $13,689,620.47 | 2.88% |
| 61 | to | 120 | | 3,391 | 101,383,146.64 | 21.30 |
| 121 | to | 180 | | 5,659 | 198,974,355.62 | 41.80 |
| 181 | to | 240 | | 390 | 15,619,477.75 | 3.28 |
| 241 | to | 300 | | 3,413 | 146,318,578.02 | 30.74 |
| | | | **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

The weighted average months remaining to scheduled maturity as of the cut-off date is approximately 201 months.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Lien Priority

| Lien Position | | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|---|
| Second | | 11,667 | $402,191,232.02 | 84.50% |
| First | | 1,737 | 73,793,946.48 | 15.50 |
| | **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

## Debt-to-Income Ratios

| Range of Debt-to-Income Ratios (%) | | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|---|
| 0.001% to 10.000% | | 73 | $2,553,725.79 | 0.54% |
| 10.001% to 20.000% | | 681 | 23,925,650.38 | 5.03 |
| 20.001% to 30.000% | | 2,297 | 78,779,578.91 | 16.55 |
| 30.001% to 40.000% | | 4,384 | 152,498,764.21 | 32.04 |
| 40.001% to 50.000% | | 5,183 | 188,348,336.16 | 39.57 |
| 50.001% to 60.000% | | 758 | 29,099,347.35 | 6.11 |
| 60.001% + | | 28 | 779,775.70 | 0.16 |
| | **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

Of the available debt-to-income ratios, the weighted average debt-to-income ratio of the initial aggregate HELs as of the cut-off date is approximately 37.55%.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Documentation Type

| Documentation Type | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| Standard | 12,928 | $459,074,121.73 | 96.45% |
| Family First Direct | 271 | 9,819,923.47 | 2.06 |
| Super Express | 52 | 1,598,234.15 | 0.34 |
| Select | 34 | 1,455,422.02 | 0.31 |
| GM Expanded Family | 35 | 1,276,343.99 | 0.27 |
| No Documentation | 41 | 1,166,025.55 | 0.24 |
| No Income Verification | 17 | 716,579.29 | 0.15 |
| Streamline | 18 | 603,851.97 | 0.13 |
| Express | 8 | 274,676.33 | 0.06 |
| **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

## Occupancy Types

| Occupancy (as indicated by borrower) | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| Owner Occupied | 13,323 | $473,319,381.96 | 99.44% |
| Second Home | 81 | 2,665,796.54 | 0.56 |
| **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

## Loan Purpose

| Loan Purpose | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| Debt Consolidation | 6,904 | $252,657,251.14 | 53.08% |
| Cash Out | 4,164 | 137,817,872.32 | 28.95 |
| Rate & Term Refinance | 735 | 28,358,653.67 | 5.96 |
| Purchase | 795 | 27,308,535.89 | 5.74 |
| Home Improvement | 526 | 19,997,764.21 | 4.20 |
| Other | 280 | 9,845,101.27 | 2.07 |
| **Total** | **13,404** | **$475,985,178.50** | **100.00%** |



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Origination Year

| Origination Year | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| 2003 | 3,848 | $139,052,737.00 | 29.21% |
| 2002 | 9,554 | 336,896,490.43 | 70.78 |
| 2001 | 1 | 23,331.86 | 0.00* |
| 2000 | 1 | 12,619.21 | 0.00* |
| **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

** Less than 0.01% but greater than 0.001%.*

## Credit Scores as of the Date of Origination

| Range of Credit Scores as of the Date of Origination of the Loans | Number of Initial Mortgage Loans | Cut-off Date Balance | Percentage of Initial Mortgage Loans by Cut-Off Date Balance |
|---|---|---|---|
| 560 to 579 | 1 | $14,915.80 | 0.00% |
| 580 to 599 | 391 | 11,536,970.46 | 2.42 |
| 600 to 619 | 542 | 15,725,827.02 | 3.30 |
| 620 to 639 | 1,072 | 34,424,703.05 | 7.23 |
| 640 to 659 | 1,529 | 52,811,464.86 | 11.10 |
| 660 to 679 | 1,618 | 56,536,026.26 | 11.88 |
| 680 to 699 | 1,532 | 55,273,751.78 | 11.61 |
| 700 to 719 | 1,617 | 61,365,170.60 | 12.89 |
| 720 to 739 | 1,567 | 58,363,140.31 | 12.26 |
| 740 to 759 | 1,329 | 49,002,695.53 | 10.30 |
| 760 to 779 | 1,191 | 43,360,509.54 | 9.11 |
| 780 to 799 | 808 | 29,825,188.99 | 6.27 |
| 800 to 819 | 179 | 6,587,872.15 | 1.38 |
| 820 to 839 | 6 | 323,802.95 | 0.07 |
| 880 to 899 | 8 | 351,889.00 | 0.07 |
| n/a | 14 | 481,250.20 | 0.10 |
| **Total** | **13,404** | **$475,985,178.50** | **100.00%** |

Of the available credit scores, the weighted average credit score of the borrower of the initial aggregate HELs as of the cut-off date is approximately 702.



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## SENSITIVITY TABLES

*Class A-1 (to call)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 6.12 | 1.75 | 1.26 | 1.00 | 0.83 | 0.72 |
| Modified Duration (years) | 5.75 | 1.71 | 1.24 | 0.98 | 0.82 | 0.71 |
| First Principal Payment | 4/25/2003 | 4/25/2003 | 4/25/2003 | 4/25/2003 | 4/25/2003 | 4/25/2003 |
| Last Principal Payment | 10/25/2015 | 3/25/2007 | 11/25/2005 | 3/25/2005 | 11/25/2004 | 7/25/2004 |
| Principal Lockout (months) | 0 | 0 | 0 | 0 | 0 | 0 |
| Principal Window (months) | 151 | 48 | 32 | 24 | 20 | 16 |
| Illustrative Yield @ Par (Act/360) | 1.39% | 1.40% | 1.40% | 1.40% | 1.40% | 1.40% |

*Class A-2 (to call)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 16.33 | 6.36 | 4.18 | 3.00 | 2.29 | 1.84 |
| Modified Duration (years) | 13.06 | 5.75 | 3.90 | 2.85 | 2.19 | 1.78 |
| First Principal Payment | 10/25/2015 | 3/25/2007 | 11/25/2005 | 3/25/2005 | 11/25/2004 | 7/25/2004 |
| Last Principal Payment | 1/25/2024 | 10/25/2012 | 11/25/2009 | 10/25/2007 | 7/25/2006 | 9/25/2005 |
| Principal Lockout (months) | 150 | 47 | 31 | 23 | 19 | 15 |
| Principal Window (months) | 100 | 68 | 49 | 32 | 21 | 15 |
| Illustrative Yield @ Par (30/360) | 2.63% | 2.61% | 2.60% | 2.58% | 2.56% | 2.55% |

*Class A-3 (to call)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 20.83 | 9.58 | 7.09 | 5.00 | 3.62 | 2.72 |
| Modified Duration (years) | 14.29 | 7.94 | 6.14 | 4.49 | 3.34 | 2.54 |
| First Principal Payment | 1/25/2024 | 10/25/2012 | 11/25/2009 | 10/25/2007 | 7/25/2006 | 9/25/2005 |
| Last Principal Payment | 1/25/2024 | 10/25/2012 | 5/25/2010 | 9/25/2008 | 2/25/2007 | 2/25/2006 |
| Principal Lockout (months) | 249 | 114 | 79 | 54 | 39 | 29 |
| Principal Window (months) | 1 | 1 | 7 | 12 | 8 | 6 |
| Illustrative Yield @ Par (30/360) | 3.71% | 3.70% | 3.69% | 3.67% | 3.65% | 3.63% |

*Class A-4 (to call)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 20.83 | 9.58 | 7.16 | 5.50 | 4.25 | 3.15 |
| Modified Duration (years) | 13.51 | 7.71 | 6.05 | 4.80 | 3.81 | 2.89 |
| First Principal Payment | 1/25/2024 | 10/25/2012 | 5/25/2010 | 9/25/2008 | 2/25/2007 | 2/25/2006 |
| Last Principal Payment | 1/25/2024 | 10/25/2012 | 5/25/2010 | 9/25/2008 | 7/25/2007 | 8/25/2006 |
| Principal Lockout (months) | 249 | 114 | 85 | 65 | 46 | 34 |
| Principal Window (months) | 1 | 1 | 1 | 1 | 6 | 7 |
| Illustrative Yield @ Par (30/360) | 4.32% | 4.30% | 4.29% | 4.28% | 4.26% | 4.24% |

*Class A-5 (to call)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 8.95 | 6.73 | 5.97 | 5.00 | 4.15 | 3.39 |
| Modified Duration (years) | 7.45 | 5.85 | 5.27 | 4.50 | 3.79 | 3.15 |
| First Principal Payment | 4/25/2006 | 4/25/2006 | 4/25/2006 | 4/25/2006 | 4/25/2006 | 4/25/2006 |
| Last Principal Payment | 1/25/2024 | 10/25/2012 | 5/25/2010 | 9/25/2008 | 7/25/2007 | 8/25/2006 |
| Principal Lockout (months) | 36 | 36 | 36 | 36 | 36 | 36 |
| Principal Window (months) | 214 | 79 | 50 | 30 | 16 | 5 |
| Illustrative Yield @ Par (30/360) | 3.56% | 3.56% | 3.55% | 3.54% | 3.53% | 3.52% |

*Class A-IO (to call)*

| % CPR | 58% | 59% | 60% | 61% | 62% | 63% |
|---|---|---|---|---|---|---|
| Modified Duration (years) | 1.11 | 1.11 | 1.10 | 1.10 | 1.09 | 1.08 |
| Illustrative Yield | 3.75% | 3.75% | 1.62% | 1.62% | -0.64% | -3.06% |



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

# SENSITIVITY TABLES

*Class A-1 (to maturity)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 6.12 | 1.75 | 1.26 | 1.00 | 0.83 | 0.72 |
| Modified Duration (years) | 5.75 | 1.71 | 1.24 | 0.98 | 0.82 | 0.71 |
| First Principal Payment | 4/25/2003 | 4/25/2003 | 4/25/2003 | 4/25/2003 | 4/25/2003 | 4/25/2003 |
| Last Principal Payment | 10/25/2015 | 3/25/2007 | 11/25/2005 | 3/25/2005 | 11/25/2004 | 7/25/2004 |
| Principal Lockout (months) | 0 | 0 | 0 | 0 | 0 | 0 |
| Principal Window (months) | 151 | 48 | 32 | 24 | 20 | 16 |
| Illustrative Yield @ Par (Act/360) | 1.39% | 1.40% | 1.40% | 1.40% | 1.40% | 1.40% |

*Class A-2 (to maturity)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 16.40 | 6.40 | 4.18 | 3.00 | 2.29 | 1.84 |
| Modified Duration (years) | 13.10 | 5.79 | 3.90 | 2.85 | 2.19 | 1.78 |
| First Principal Payment | 10/25/2015 | 3/25/2007 | 11/25/2005 | 3/25/2005 | 11/25/2004 | 7/25/2004 |
| Last Principal Payment | 4/25/2025 | 11/25/2013 | 11/25/2009 | 10/25/2007 | 7/25/2006 | 9/25/2005 |
| Principal Lockout (months) | 150 | 47 | 31 | 23 | 19 | 15 |
| Principal Window (months) | 115 | 81 | 49 | 32 | 21 | 15 |
| Illustrative Yield @ Par (30/360) | 2.63% | 2.61% | 2.60% | 2.58% | 2.56% | 2.55% |

*Class A-3 (to maturity)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 22.74 | 11.70 | 8.18 | 5.00 | 3.62 | 2.72 |
| Modified Duration (years) | 15.13 | 9.34 | 6.93 | 4.49 | 3.34 | 2.54 |
| First Principal Payment | 4/25/2025 | 11/25/2013 | 11/25/2009 | 10/25/2007 | 7/25/2006 | 9/25/2005 |
| Last Principal Payment | 8/25/2026 | 1/25/2016 | 9/25/2012 | 10/25/2008 | 2/25/2007 | 2/25/2006 |
| Principal Lockout (months) | 264 | 127 | 79 | 54 | 39 | 29 |
| Principal Window (months) | 17 | 27 | 35 | 13 | 8 | 6 |
| Illustrative Yield @ Par (30/360) | 3.71% | 3.70% | 3.69% | 3.67% | 3.65% | 3.63% |

*Class A-4 (to maturity)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 24.06 | 14.98 | 11.48 | 7.93 | 4.45 | 3.16 |
| Modified Duration (years) | 14.74 | 10.78 | 8.84 | 6.52 | 3.97 | 2.90 |
| First Principal Payment | 8/25/2026 | 1/25/2016 | 9/25/2012 | 10/25/2008 | 2/25/2007 | 2/25/2006 |
| Last Principal Payment | 11/25/2027 | 11/25/2022 | 12/25/2017 | 3/25/2015 | 5/25/2008 | 10/25/2006 |
| Principal Lockout (months) | 280 | 153 | 113 | 66 | 46 | 34 |
| Principal Window (months) | 16 | 83 | 64 | 78 | 16 | 9 |
| Illustrative Yield @ Par (30/360) | 4.36% | 4.46% | 4.47% | 4.43% | 4.29% | 4.24% |

*Class A-5 (to maturity)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 8.95 | 6.79 | 6.27 | 5.90 | 5.50 | 4.59 |
| Modified Duration (years) | 7.45 | 5.89 | 5.49 | 5.20 | 4.88 | 4.14 |
| First Principal Payment | 4/25/2006 | 4/25/2006 | 4/25/2006 | 4/25/2006 | 4/25/2006 | 4/25/2006 |
| Last Principal Payment | 9/25/2027 | 8/25/2022 | 10/25/2017 | 12/25/2014 | 10/25/2012 | 1/25/2011 |
| Principal Lockout (months) | 36 | 36 | 36 | 36 | 36 | 36 |
| Principal Window (months) | 258 | 197 | 139 | 105 | 79 | 58 |
| Illustrative Yield @ Par (30/360) | 3.56% | 3.56% | 3.57% | 3.62% | 3.66% | 3.66% |



This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by , and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).